UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sumichrast, Martin A.
   6000 Fairview Road
   Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CEO and President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|-     |-   | |-                 |-  |-          |240,000            |D     |                           |
5 per share                |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Call Option (Right to |(1)     |1/10/|C   | |100,000    |D  |Immed|12/31|10% Converti|100,000|(1)    |900,000     |I  |(2)         |
Buy)                  |        |00   |    | |           |   |.    |/00  |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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10% Convertible Prefer|1:1     |1/10/|C   | |100,000    |A  |Immed|01/01|Common Stock|100,000|$2.063 |1,100,000   |I  |(2)         |
red Stock, Series A   |        |00   |    | |           |   |.    |/05  |, $0.05 par |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Convertible Note, due |.35:1   |1/10/|S   | |$200,000   |D  |Immed|12/31|10% Converti|70,000 |(3)    |$1,800,000  |I  |(2)         |
12/31/2004            |        |00   |    | |           |   |.    |/04  |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Common Stock Purchase |$5.50   |1/31/|S   | |1,500,000  |A  |Immed|12/31|Common Stock|1,500,0|$0.25  |-           |I  |(2)         |
Warrants (Right to Buy|        |00   |    | |           |   |.    |/04  |, $0.05 par |00     |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Common Stock Purchase |$5.50   |1/31/|S   | |900,000    |D  |Immed|12/31|Common Stock|900,000|$0.25 (|-           |I  |(2)         |
Warrants (Right to Buy|        |00   |    | |           |   |.    |/00  |, $0.05 par |       |4)     |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Common Stock Purchase |$5.50   |1/31/|S   | |200,000    |D  |Immed|12/31|Common Stock|900,000|$0.25 (|400,000     |I  |(2)         |
Warrants (Right to Buy|        |00   |    | |           |   |.    |/04  |, $0.05 par |       |5)     |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Class C Common Stock P|$7.00   |-    |-   | |- -        |A,D|Immed|02/20|Common Stock|70,000 |-      |70,000      |D  |            |
urchase Warrants (Righ|        |     |    | |           |   |.    |/02  |, $0.05 par |       |       |            |   |            |
t to Buy)             |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Common Stock Purchase |$2.85   |-    |-   | |- -        |A,D|Immed|11/09|Common Stock|210,000|-      |210,000     |I  |(2)         |
Warrants (Right to Buy|        |     |    | |           |   |.    |/02  |, $0.05 par |       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Stock Options (Right t|$7.50   |(6)  |    | |75,000     |A  |Immed|(6)  |Common Stock|75,000 |(6)    |75,000      |D  |            |
o Buy)                |        |     |    | |           |   |.    |     |, $0.05     |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) In connection with the purchase by Belle Holdings, Inc. ("Belle") of 1,000,000 shares of 10% Convertible Preferred Stock, Series A ("Preferred Stock") and other securities, Belle received an option to purchase up to 1 million additional shares of Preferred Stock.
(2) The securities are held by Belle, a corporation of which Mr. Sumichrast is sole stockholder, director and officer.
(3) Pursuant to the terms of the agreement between Belle and a third-party concerning the purchase of convertible notes, due December 31, 2004
(the "Notes"), Belle purchased an additional $200,000 of Notes. In lieu of interest payable with respect to the principal amount due, Belle assigned to the payee the right to receive any and all dividend payments due on the underlying Preferred Stock. The Notes are convertible at a ratio of .35:1 at any time and from time to time into shares of the Preferred Stock. The Preferred Stock is convertible at a 1:1 ratio at any time and from time to time into shares of the issuer's common stock, par value $0.05 per share.
(4) Belle sold the warrants in exchange for a note in the amount of $225,000 due July 1, 2001 bearing interest at an annual rate of 8%.
(5) Belle sold the warrants in exchange for a note in the amount of $50,000 due July 1, 2001 bearing interest at an annual rate of 8%.
(6) The options were granted on December 23, 1998 pursuant to an employee stock option plan, vested on December 31, 1999 and expire ten years from the date of grant.
SIGNATURE OF REPORTING PERSON
Martin A. Sumichrast
DATE
June 30, 2000